UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

Notice convening an extraordinary general meeting of Cadeler A/S

Copenhagen, October 7, 2024: The Board of Directors hereby convenes an extraordinary general meeting of Cadeler A/S (the “Company” or “Cadeler”) to be held on Monday, 11 November 2024 at 10:00 (CET).

The Board of Directors convenes the EGM with the purpose of electing Thomas Thune Andersen to the Board of Directors.

Agenda for the extraordinary general meeting

1. The general meeting’s election of the chair of the general meeting

2. Proposals from the Board of Directors

a. Proposal to amend Article 9.1 of the Articles of Association to allow the Board of Directors to consist of up to seven members

b. Proposal to elect one new additional member to the Board of Directors

Attached is the notice convening the extraordinary general meeting containing the agenda, the complete proposals and the applicable deadlines.

Please see the attached file or visit the Company’s website: https://www.cadeler.com/investor.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com.

Notice convening an extraordinary general meeting of Cadeler A/S

The Board of Directors hereby convenes an extraordinary general meeting of Cadeler A/S, company registration (CVR) no. 31 18 05 03 (“Cadeler” or the “Company”), to be held on

Monday, 11 November 2024 at 10:00 (CET)

at the offices of Gorrissen Federspiel,
Axel Towers, Axeltorv 2, 1609 Copenhagen V, Denmark.

Agenda

1.	The general meeting’s election of the chair of the general meeting

2.	Proposals from the Board of Directors

a.	Proposal to amend Article 9.1 of the Articles of Association to allow the Board of Directors to consist of up to seven members

b.	Proposal to elect one new additional member to the Board of Directors

***

Agenda with complete proposals

Item 1 – The general meeting’s election of the chair of the general meeting

The Board of Directors proposes that the general meeting elects attorney-at-law Chantal Pernille Patel Simonsen as chair of the extraordinary general meeting.

Item 2 – Proposals from the Board of Directors

Item 2.a – Proposal to amend Article 9.1 of the Articles of Association to allow the Board of Directors to consist of up to seven members

The Board of Directors proposes to amend Article 9.1 of the Company’s Articles of Association to allow for the Board of Directors of the Company to consist of up to seven members, as the current Article 9.1 of the Articles of Association only allows the Board of Directors to consist of between three and six members.

Article 9.1 of the Articles of Association will be amended as follows:

In Danish:

”9.1 Bestyrelsen består af tre til syv medlemmer, der vælges af generalforsamlingen. Bestyrelsesmedlemmer afgår hvert andet år ved den ordinære generalforsamling.

Fratrædende medlemmer kan genvælges.”

In English:

“9.1 The Board shall consist of three to seven members elected at the General Meeting. Members of the Board shall retire every second year at the Annual General Meeting.

Retiring members shall be eligible for reelection.”

Item 2.b – Proposal to elect one new additional member to the Board of Directors

With reference to item 2.a, under which it is proposed to amend Article 9.1 of the Company’s Articles of Association to change the maximum number of members of the Board of Directors, the Nomination Committee proposes to elect Mr. Thomas Thune Andersen as a new member of the Board of Directors for an initial term expiring upon the Company’s 2026 annual general meeting. The proposal under item 2.b is subject to item 2.a being adopted by the general meeting.

Description of Mr. Thomas Thune Andersen’s qualifications, including information on other management positions held:

Thomas Thune Andersen (Born 1955, nationality: Danish) currently serves as chair of the board of directors of Lloyd’s Register Group, Lloyd’s Register Foundation and VKR Holding A/S, Senior Independent Director of IMI plc and Non-Executive Director of BW Group Ltd and Lambert Energy. Additionally, Mr. Andersen has since 2018 been a member of the Danish Committee on Corporate Governance.

Previously, Mr. Andersen has served as chair of Ørsted A/S and Deep Ocean Group Holding, a non-executive Director of Green Hydrogen Systems A/S, BW Offshore and SSE plc, senior Independent Director of Petrofac plc and advisor to Hambro Perks and Arcus Infrastructure Partners. Mr. Andersen has participated in an Advanced Executive Programme (ISMP) in Economics at Harvard University, a Senior Management Programme at Columbia University and holds a Graduate Diploma in foreign relations (HD) from Copenhagen Business School. Mr. Andersen has extensive international experience from various leadership positions including at A. P. Moller Maersk and other non-executive directorships in both listed and privately held companies within energy, manufacturing, marine and related critical infrastructure, over the past years with a special focus on the energy transition.

The Board of Directors has made an independence assessment of Mr. Andersen in accordance with both the Norwegian Code of Practice for Corporate Governance and the corporate governance standards of the New York Stock Exchange and has reached the conclusion that it will consider Mr. Andersen an independent director, should he be elected at the general meeting.

-oOo-

Adoption requirements

Adoption of the proposal under agenda item 2.a requires the affirmative vote of at least 2/3 of the votes cast and of the share capital represented at the general meeting. The remaining proposals on the agenda may be adopted by a simple majority of votes cast.

Share capital and voting rights

As at the date hereof, the Company’s share capital amounts to nominally DKK 350,957,583 divided into 350,957,583 shares of DKK 1 each. Each share of nominally DKK 1 is entitled to one vote.

The right of a shareholder to attend a general meeting and to vote in respect of such shareholder’s shares is determined on the basis of the shares held by the shareholder at the record date. The shareholding and voting rights are calculated on the basis of entries in the shareholders’ register and any notice of ownership received by the Company for the purpose of registration in the shareholders’ register.

The record date is Monday, 4 November 2024.

Furthermore, attendance is subject to the shareholder having registered his/her participation by obtaining an admission card as described below.

How to obtain an admission card

Shareholders who are entitled to attend the general meeting and wish to attend the general meeting, must order an admission card no later than Thursday, 7 November 2024 at 12:00 (CET).

An admission card may be ordered as follows:

•	by completing, signing and returning the registration form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor), by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder or a shareholder’s proxy holder may attend the general meeting together with an advisor, provided that notification of the advisor’s participation has been timely provided.

A confirmation of registration will be sent by email to the email address provided by the shareholder upon registration of participation. Confirmation of the registration must be presented at the general meeting.

How to submit a proxy

Shareholders that have ordered an admission card may attend the general meeting in person or by proxy. The proxy form (which is the same form used for voting by correspondence) is available on the Company’s website, https://www.cadeler.com/investor.

Proxy forms must be received by DNB Bank ASA, Registrar’s Department no later than Thursday, 7 November 2024 at 12:00 (CET).

A proxy may be granted as follows:

•	by completing, signing and returning a proxy form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor) by email to vote@dnb.no, or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder can either vote by proxy or correspondence, but not both. The right to attend and vote by proxy must be evidenced by proper identification. To the extent proper identification of the shareholder is not presented, attendance and/or voting may be denied.

How to vote by correspondence (postal voting)

Shareholders who are entitled to participate in the general meeting are also entitled to vote by correspondence. The voting form (which is the same form used for granting a proxy) is available on the Company’s website, https://www.cadeler.com/investor.

Written votes must be received by DNB Bank ASA, Registrar’s Department no later than Thursday, 7 November 2024 at 12:00 (CET).

A written vote may be submitted as follows:

•	by completing, signing and returning a vote by correspondence form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor) by email to vote@dnb.no, or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

Additional information

From today’s date until and including the date of the general meeting, the following additional information will be available on the Company’s website, https://www.cadeler.com/investor:

•	Notice of the general meeting, including the agenda and the complete proposals.

•	Any other documents to be presented at the general meeting.

•	Other documents for the use of the general meeting, including the proxy/voting by correspondence form and the registration form.

•	The total number of shares and voting rights on the date of the notice.

Information concerning matters in relation to personal data protection is available on the Company’s website, and reference is made to the Company’s policy on personal data and cookies and Information on matters in relation to personal data protection.

On the day of the general meeting, the doors and registration of participation will open at 9:30 (CET).

Questions from the shareholders

Shareholders may ask questions to the Board of Directors and the Executive Management at the general meeting. Prior to the general meeting, shareholders may submit questions concerning the agenda or the documents to be considered at the general meeting in writing to the Company by email to InvestorRelations@cadeler.com or by post to Investor Relations, Cadeler A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark.

Language

The general meeting will be conducted in English in accordance with Article 4.8 of the Company’s Articles of Association.

Personal data

The Company processes personal information about its shareholders as part of the administration of the Company’s register of shareholders and other communications. The following information is processed: Name, address, contact information, share account number, shareholding and participation in events. You can read more about how the Company processes personal information in the Company’s information sheet on data protection in connection with general meetings, which is available on the Company’s website, https://www.cadeler.com/investor.

Copenhagen, 7 October 2024

Cadeler A/S

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer